UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 August 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Walsh, a director, informs the Company of his beneficial interests. (1 August 2013)	Announcement Company announces directorate change. (12 August 2013)
Announcement Mr Walsh, a director, informs the Company of his beneficial interest. (7 August 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(12 August 2013)

Announcement Company releases interim block listing review. (8 August 2013)	Announcement Company announces lodging of Annual Report and associated documents with the National Storage Mechanism. (16 August 2013)
Announcement Ms Mahlan, a director and Ms Manz, a person discharging managerial responsibilities (“PDMR”) informs the company of their beneficial interests. (9 August 2013)	Announcement Company announces Mr Walsh, a director, appointed as director of United Spirits Limited. (19 August 2013)
Announcement Company announces filing of 20F for year ending 30 June 2013. (12 August 2013)	Announcement Company announces total voting rights. (30 August 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 10 September 2013	By:	/s/ V Cooper
	Name:	V Cooper
	Title:	Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:34 01-Aug-2013
Number	31033-3579

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 August 2013 that Paul Walsh, a director, exercised options on 1 August 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan as set out below:

No. of Ordinary Shares	Date of grant	Price per Ordinary Share

200,000	17 September 2009	£9.52

Subsequently, on 1 August 2013, Mr Walsh sold 190,000 Ordinary Shares at a price per Ordinary Share of £20.70. He retains the balance of 10,000 Ordinary Shares.

As a result of the above transactions, Mr Walsh's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 779,660.

J Nicholls

Deputy Company Secretary

1 August 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:32 07-Aug-2013
Number	31229-AB66

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 7 August 2013 that Paul Walsh, a director, exercised options on 7 August 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan as set out below:

No. of Ordinary Shares	Date of grant	Price per Ordinary Share

100,000	17 September 2009	£9.52

Subsequently, on 7 August 2013, Mr Walsh sold 95,000 Ordinary Shares at a price per Ordinary Share of £21.40. He retains the balance of 5,000 Ordinary Shares.

As a result of the above transactions, Mr Walsh's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 784,660.

J Nicholls

Deputy Company Secretary

7 August 2013

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	14:07 08-Aug-2013
Number	31406-857E

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2013 to 30 June 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	916,286

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	916,286

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,500,000 (ref 2882 1994) 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2013 to 30 June 2013

4.	Number and class of share(s) (amount : of stock/debt security) not issued under scheme	488,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	488,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan).

3.	Period of return: From 1 January 2013 to 30 June 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	336,861

5.	Number of shares issued/allotted under scheme during period:	20,340

6.	Balance under scheme not yet issued/allotted at end of period	316,521

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.03.03 775,000 02.05.13 300,000 ordinary shares of 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 January 2013 to 30 June 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	66,459

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	66,459

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.6.92 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 January 2013 to 30 June 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	52,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	52,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	9.2.96

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo plc Associated Companies Share Incentive Plan

3.	Period of return: From 2 May 2013 to 30 June 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	500,000

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/allotted at end of period	500,000

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	02.05.13 500,000 ordinary shares of 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,166,581 (including 243,810,038 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:05 09-Aug-2013
Number	31504-A259

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 8 August 2013:

1. that Deirdre Mahlan, a director, exercised options on 7 August 2013 over American Depository Shares in the Company ("ADS")* granted under the Diageo Share Option Plan as set out below:

No. of ADS	Date of grant	Price per share

6,000	18 September 2007	$84.53

13,147	16 September 2008	$74.16

Ms Mahlan subsequently sold 18,147 ADS on 7 August 2013, at a price per ADS of $130.63. Ms Mahlan retains the balance of 1,000 ADS.

2. that Anna Manz, a person discharging managerial responsibilities (`PDMR'), exercised options on 8 August 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Diageo Share Option Plan as set out below:

No. of Ordinary Shares	Date of grant	Price per share

7,999	19 September 2006	£9.30

7,564	18 September 2007	£10.51

8,654	16 September 2008	£10.35

1,818	10 March 2009	£7.65

9,847	17 September 2009	£9.52

Ms Manz subsequently sold 34,982 Ordinary Shares on 8 August 2013, at a price per Ordinary Share of £21.04. Ms Manz retains the balance of 900 Ordinary Shares.

As a result of the above transactions, interests of directors in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	137,118 (of which 136,467 are held as ADS)

A Manz	8,188

J Nicholls

Deputy Company Secretary

9 August 2013

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	20-F - Annual Financial Report
Released	14:46 12-Aug-2013
Number	31445-7A47

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2013 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the business description, business review, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2013, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2013 Annual General Meeting, will be sent to shareholders on 16 August 2013.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

John Nicholls

Deputy Company Secretary

12 August 2013

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	14:56 12-Aug-2013
Number	31454-3570

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 9.6.11 of the Listing Rules

Diageo plc (the "Company") announces that Todd Stitzer will retire as a director of the Company at the forthcoming annual general meeting (`AGM'), due to be held on 19 September 2013, having served greater than nine years as a director. As previously announced, Paul Walsh will also stand down as a director at the AGM.

J Nicholls

Deputy Company Secretary

12 August 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:18 12-Aug-2013
Number	31517-28E6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 August 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 August 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

PS Walsh	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 August 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	9

A Morgan	9

S Moriarty	9

L Wood	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £20.80.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 12 August 2013 that Dr FB Humer, a director of the Company, had purchased 398 Ordinary Shares on 12 August 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £20.80.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	47,693

D Mahlan	137,127 (of which 136,467 are held as ADS)

PS Walsh	784,669

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,211

D Gosnell	110,583

A Morgan	96,588

S Moriarty	28,777

L Wood	1,651

I Wright	56,333

J Nicholls

Deputy Company Secretary

12 August 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	12:32 16-Aug-2013
Number	31232-2F9D

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2013 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do, together with the following documents:

* Notice of 2013 Annual General Meeting; and

* Form of Proxy/Letter of Direction.

Shareholder documents are available on the Company's website, at www.diageo.com . Shareholders may request a hard copy of Diageo's 2013 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

John Nicholls

Deputy Company Secretary

16 August 2013

Company	Diageo PLC
TIDM	DGE
Headline	Paul Walsh appointed to USL Board
Released	11:20 19-Aug-2013
Number	9889L11

RNS Number : 9889L

Diageo PLC

19 August 2013

19 August 2013

Paul Walsh appointed to USL Board

USL has today announced that at its meeting today the Board of Directors of the Company appointed Paul Walsh as an additional director of the Company with effect from August 19, 2013.

The Board also appointed Mr. Vikram Singh Mehta as an independent director of the company, also with effect from August 19, 2013.

A brief profile of Vikram Singh Mehta is included below.

ENDS

Notes to Editors:

Contacts:

Media relations:

Rowan Pearman +44 (0)208 978 4751

press.office@diageo.com

Investor relations:

Catherine James +44 (0)7803 854550

investor.relations@diageo.com

Profile of Mr Vikram Singh Mehta:

Mr Mehta's career began with the Indian Administrative Service (IAS) of the Government of India in 1978. He resigned that position in 1980 and joined Philips Petroleum in London as their Senior Economist. He was with Philips Petroleum for 4 years in London and at their headquarters in Bartlesville, Oklahoma, USA. In 1984, he returned to India to join the Public Sector Oil Company, Oil India Limited as its advisor (Strategic Planning). He resigned from Oil India in 1988 and joined Shell International in London. In 1991, he was posted to Egypt as the Managing Director for Shell Markets and Chemicals, Egypt. In 1994, he returned to India as the Chairman of the Shell Group in India.

Mr Mehta is a member of the National Council of the Confederation of Indian Industry (CII) and Chairman of its Hydrocarbons Committee. He was the Chairman of the Board of Trustees of the Youth Award for India (earlier the Duke of Edinburgh's Award programme). He serves on the boards of Colgate Palmolive India Limited, Mahindra & Mahindra and Vodafone India Limited, as well as Larsen & Toubro. Mr Mehta is also on the Board of Governors of the Pandit Deendayal Petroleum University in Gujarat, India and a member of the Board of Overseers of the Fletcher School of Law & Diplomacy, Tufts University. Since May 2012, he has been a member of the Board of Trustees of Mahindra & Mahindra. He writes a column for the Indian Express and regularly appears on news shows in India.

Mr Mehta has a BA (Hons) degree in Mathematics from St Stephen's College, Delhi University, an MA in Economics from Magdalen College, Oxford University and an MA from the Fletcher School of Law and Diplomacy, Tufts University.

Mr Mehta has 35 years of experience.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCSFWFSUFDSEFA

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:49 30-Aug-2013
Number	31449-D136

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,184,351 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 243,228,816 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,510,955,535 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 August 2013